Exhibit 99.2

THE EXONE COMPANY

2013 EQUITY INCENTIVE PLAN

Notice of Restricted Stock Award

Grant Number:

You have been granted restricted shares of Common Stock of The ExOne Company (the “Company”) on the following terms:

Name of Participant:

Total Number of Shares Granted:

Fair Market Value per Share:

Total Fair Market Value of Award:

Date of Grant:

Vesting Commencement Date:

Vesting Schedule:

You and the Company agree that these shares are granted under and governed by the terms and conditions of The ExOne Company 2013 Equity Incentive Plan (the “Plan”) and the Restricted Stock Agreement, which is attached to and made a part of this document.

You also agree that the Company may deliver by email all documents relating to the Plan or this award (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a web site, it will notify you by email.

Participant:	The ExOne Company

By:
[Name]
Title:

THE EXONE COMPANY

2013 EQUITY INCENTIVE PLAN

Restricted Stock Agreement

Defined Terms	Capitalized terms used and not otherwise defined herein have the definitions given to them in the Plan. If there is any conflict or inconsistency between the terms of this Restricted Stock Agreement and the Plan, the terms of the Plan shall control.

Payment for Shares	No payment is required for the shares that you are receiving.

Vesting

The shares that you are receiving will vest in installments, as shown in the Notice of Restricted Stock Award.

In addition, the shares automatically vest in full prior to the consummation of a Corporate Transaction, at such times and upon such conditions as the Committee shall determine.

If your services to the Company are Terminated for any reason, unless the Committee determines otherwise, vesting of your shares will automatically cease as of the Termination Date.

Shares Restricted	Unvested shares will be considered “Restricted Shares.” You may not sell, transfer, pledge or otherwise dispose of any Restricted Shares without the written consent of the Company[, except as provided in the next sentence. You may transfer Restricted Shares to your spouse, children or grandchildren or to a trust established by you for the benefit of yourself or your spouse, children or grandchildren. However, a transferee of Restricted Shares must agree in writing on a form prescribed by the Company to be bound by all provisions of this Agreement].

Forfeiture

If your services to the Company are Terminated for any reason, then your shares will be forfeited to the extent that they have not vested before the termination date and do not vest as a result of the termination.

This means that the Restricted Shares will immediately revert to the Company. You receive no payment for Restricted Shares that are forfeited. The Company determines when your Service terminates for this purpose.

Leaves of Absence and Part-Time Work

As more fully described in the definition of “Termination” in the Plan, your service to the Company will not be Terminated when you go on a military leave, a sick leave, or a leave of absence approved by the Committee of not more than 90 days.

In addition, no Termination will occur if you go on a leave of absence for which continued crediting of service is required by applicable law or the Company’s written leave of absence policy.

A Termination will occur if you do not immediately resume providing services to the Company at the end of any approved or permitted leave of absence.

If you go on a leave of absence, then the vesting schedule specified in the Notice of Restricted Stock Award may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Restricted Stock Award may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Stock Certificates	Your Restricted Shares are being held as book entry shares by the Company’s transfer agent. If certificates for Restricted Shares are issued, they will bear a special legend referring their status as Restricted Shares and the potential of forfeiture. In addition to or in lieu of imposing the legend, the Company may hold the certificates in escrow. As your vested percentage increases, you may request (at reasonable intervals) that the Company release to you a non-legended certificate for your vested shares.

Voting Rights	You may vote your shares even before they vest.

Withholding Taxes	No stock certificates will be released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of this award or the vesting of the shares. With the Company’s consent, these arrangements may include (a) withholding shares of Company stock that otherwise would be issued to you when they vest or (b) surrendering shares that you previously acquired. The fair market value of the shares you surrender, determined as of the date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes.

Restrictions on Resale	You agree not to sell any shares at a time when applicable laws, Company policies, or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights	Your award or this Agreement does not give you the right to be employed or retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Restricted Shares that remain subject to forfeiture will be adjusted accordingly.

Section 83(b) Election	The Company urges you to seek the advise of your own tax consultants with respect to the tax effects of this Award, and with respect to the advisability of filing an election pursuant to Section 83(b) of the Internal Revenue Code. If you do not file such an election you will not recognize income on the shares until they become vested. If you do file such an election, you will recognize income on the shares immediately, based on their fair market value as of the date of the grant. An election under Section 83(b) must be made within thirty (30) days of the date of the grant.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware, without regard to its choice-of-law provisions.

The Plan and Other Agreements

The text of the Plan is incorporated in this Agreement by reference, and this Agreement is subject to the terms of the Plan.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement between the parties.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan.

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